-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES MINISTRY OF COMMUNICATIONS APPROVAL FOR
NETVISION-BARAK-GLOBECALL MERGER

Tel Aviv, January 4, 2007 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its previous announcements, NetVision Ltd. ("NetVision") today announced that it has received the approval of the Ministry of Communications, subject to certain conditions, for the proposed merger between NetVision and Barak I.T.C (1998) International Telecommunications Services Corp Ltd. and for the proposed merger between NetVision and GlobeCall Communications Ltd.

The above transactions are still subject to other closing conditions. The period to complete the said transactions has been extended by agreement between the parties by 14 days from 7 January, 2007.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).